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                                                                    EXHIBIT 99.2

                                  FORM 53-901F

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
            OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 151
                   OF THE SECURITIES RULES (BRITISH COLUMBIA)


ITEM 1.    REPORTING ISSUER

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J9

("Ballard")

Telephone:  (604) 454-0900


ITEM 2.    DATE OF MATERIAL CHANGE

December 9, 2002


ITEM 3.    PRESS RELEASES

December 9, 2002, at Vancouver, Canada

ITEM 4.    SUMMARY OF MATERIAL CHANGE

Ballard announced its five-year plan that provides for a significant reduction in cash consumption, an organizational restructuring that includes a reduction in its workforce of approximately 400 employees, development funding for its next generation light-duty PEM fuel cell engine and the further commitment of its automotive alliance partners.

ITEM 5.    FULL DESCRIPTION OF MATERIAL CHANGE

On December 9, 2002, we announced a five-year plan designed to strengthen our leadership position in the fuel cell industry. Under our five-year plan, we will undertake a business restructuring that is intended to preserve and extend our cash reserves and strengthen our technology leadership in our selected markets (the "Corporate Restructuring") and continue to advance our long-term goal of providing our customers with world leading fuel cell products. Concurrent with the announcement of our Corporate Restructuring, we also announced the agreement in principle of DaimlerChrysler AG ("DaimlerChrysler") and Ford Motor Company ("Ford") to provide additional funding to support the development of our next generation light-duty PEM fuel cell engine.

As part of our Corporate Restructuring, we will:

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o    combine three of our divisions -- Transportation, Power Generation and
     Electric Drives & Power Conversion -- into a single, "functional" organization. Our Material Products Division will continue to operate as a stand-alone division;

o reorganize our executive team along functional lines by consolidating all research and product development under the Chief Technology Officer, creating a centrally-managed global sales, marketing and customer service team with a regional market focus under the Vice President, Sales & Marketing, and consolidating supply chain, quality and manufacturing under the Vice President, Operations;

o over approximately the next 12 months, reduce our worldwide work force by approximately 400 employees to approximately 1,000 employees, or an approximately 29% reduction. The layoffs will affect all functional areas of our global operations with the exception of our Material Products Division;

o    narrow the focus of our product development programs;

o increase our emphasis on the use of our component suppliers for the development of non-core components and technologies for our fuel cell products; and

o    reduce our executive team from 10 to eight members.

We will accomplish the decreases in our workforce through layoffs and normal attrition and by the transfer of employees. In cooperation with the Works Council of our Nabern, Germany facility and DaimlerChrysler, we intend to redeploy approximately 100 employees from our Nabern operations to DaimlerChrysler to support its fuel cell vehicle and alternative powertrain development efforts. In addition, over the next 12 to 15 months, we intend to reduce approximately 150 positions by centralizing our heavy-duty bus program in Germany (following the completion of current bus orders in Vancouver) and by the restructuring or sale of our fuel processing business. We will continue to have operations in Burnaby, Canada; Dearborn, Michigan; Lowell, Massachusetts; and Nabern, Germany.

As part of the reorganization of our executive team, Mr. Michael Murry, Vice President and General Manager, Power Generation Division and Mr. Paul Lancaster, Vice President, Finance will be leaving Ballard. In addition to these departures, Dr. Andreas Truckenbrodt, Vice President and General Manager, Transportation Division will be returning to DaimlerChrysler to lead its alternative powertrain and vehicles efforts. In January 2003, Mr. Peter Stickler will join Ballard as Vice-President, Human Resources.

The Corporate Restructuring will result in a restructuring charge of approximately U.S.$15 million, one third of which will be non-cash. Approximately U.S.$12 million of the restructuring charge will be recognized in the fourth quarter of 2002.

In connection with our five-year plan, DaimlerChrysler and Ford have agreed in principle that at Ballard's request any time after December 31, 2003, they will make an equity investment of a total of Cdn$55 million, comprising Cdn$30 million by DaimlerChrysler and Cdn$25 million by Ford (the "Equity Financing Commitment"). Equity issued on the exercise of the Equity Financing Commitment will be issued at our share price at the time of the investment. The Equity Financing Commitment will replace the current obligation of DaimlerChrysler and Ford to invest up to these same amounts if we undertake certain equity offerings (the "Follow-On Financing Obligation").

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Implementing the Equity Financing Commitment will require a formal amendment of our agreement with DaimlerChrysler and Ford that governs our vehicular alliance (the "Third Alliance Agreement"). We have conditionally waived the Follow-On Financing Obligation, subject to the entering into of the amendment to the Third Alliance Agreement required to implement the Equity Financing Commitment by March 31, 2003. If we fail to achieve an agreement on such amendment, DaimlerChrysler and Ford will remain subject to the Follow-On Financing Obligation.

In addition to the Equity Financing Commitment, DaimlerChrysler and Ford have also agreed in principle to provide combined funding of U.S.$97 million over the next five years (primarily between 2005 to 2007) for expenses related to Ballard's next generation light-duty PEM fuel cell engine development program. Up to U.S.$28 million of this funding commitment may be in the form of an equity investment, with the balance by way of engineering services revenue. The obligations of DaimlerChrysler and Ford to provide this funding is subject to Ballard achieving certain commercial and technical deliverables. This commitment is in addition to the existing engineering services revenue support provided for our current PEM fuel cell engine development programs.

ITEM 6.    RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.


ITEM 7.    OMITTED INFORMATION

Not applicable.

ITEM 8.    SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Noordin S. K. Nanji
Vice-President, Corporate Strategy & Development and Corporate Secretary
9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J9

Telephone:  (604) 454-0900
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ITEM 9.    STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

December 17, 2002                    /s/ Noordin S. K. Nanji
---------------------------          --------------------------------------
Date                                 Signature

                                     Noordin S. K. Nanji
                                     --------------------------------------
                                     Name

                                     Vice-President, Corporate Strategy &
                                     Development and Corporate Secretary
                                     --------------------------------------
                                     Position

                                     Burnaby, B.C.
                                     --------------------------------------
                                     Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.